

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Via E- mail
Barbra E. Kocsis
Chief Financial Officer and Vice President
Merrill Lynch Alternative Investments, LLC
Four World Financial Center, 11th Floor
250 Vesey Street
New York, NY 10080

> **Re: ML Select Futures I L.P.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed on March 25, 2014**
> **File No. 000-50269**

Dear Ms. Kocsis:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief